Exhibit 99.19

PRESS RELEASE

SATORP completes MENA region’s first conversion of used
cooking oil into ISCC+ certified sustainable aviation fuel (SAF)

Paris, October 30, 2023 – SATORP, platform jointly owned by Aramco (62,5%) and TotalEnergies (37,5%), has for the first time in the region successfully converted used cooking oil through coprocessing into ISCC+ certified Sustainable Aviation Fuel (SAF).

Last August, the platform successfully co-processed Used Cooking Oil in the Low-Pressure Hydrodesulphurization Unit (LPHDS), producing SAF, meeting all product quality parameters within the SAF specifications. TotalEnergies contributed thanks to its experience and expertise to this realization.

SATORP has received International Sustainability and Carbon Certification (ISCC+) to produce SAF. With this certification, the platform will be able to respond the expected rise in SAF demand in the Kingdom of Saudi Arabia.

The sustainable aviation fuels produced from UCO reduces CO2 emissions by at least 80% on average over the entire lifecycle, compared with their fossil equivalent.

With this success, TotalEnergies through its platform located in Jubail keeps developing its portfolio of circular products. SATORP has previously announced converting oil derived from plastic waste into ISCC+ certified circular polymers.

Francois Good, Senior Vice President, Refining and Petrochemicals Africa Middle East and Asia at TotalEnergies said: “This project at SATORP is part of TotalEnergies’ aim to produce 1.5 million tons/y of SAF by 2030. Sustainable aviation fuel is essential to reducing the CO2 emissions of air transport, and its development is fully aligned with the Company's climate ambition to get to net zero by 2050, together with society”

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About SATORP

The Saudi Aramco TotalEnergies Refining and Petrochemical Company (SATORP), the first such joint venture between the two energy companies, was established in June 2008 to build a refining and petrochemical complex in Jubail II industrial city. The refinery, whose capacity increased from 400,000 barrels per day (bpd) of crude oil at its start-up in 2014 to 460,000 bpd today, is recognized as one of the most efficient in the world.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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